355 South Grand Avenue, Suite 100
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com

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October 25, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.,
Washington, D.C. 20549

Attention:	Catherine De Lorenzo
Brigitte Lippmann

Re:	Kennedy-Wilson Holdings, Inc.
Registration Statement on Form S-3
Filed October 7, 2024
File No. 333-282531
To the addressees set forth above:
This letter is being submitted on behalf of Kennedy-Wilson Holdings, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance, Office of Real Estate & Construction, of the Securities and Exchange Commission (the “Commission”), dated October 22, 2024 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3 (the “Form S-3”), filed on October 7, 2024. Concurrently with its submission of this letter to the Staff, the Company has filed an amendment to the Form S-3 (the “Amended Form S-3”) with the Commission through its EDGAR system.
For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company’s responses thereto. Page numbers and captions referenced in the responses refer to the Amended Form S-3 unless otherwise stated.
Registration Statement on Form S-3
Where You Can Find More Information; Incorporation By Reference, page iii
1.We note that you did not include a statement incorporating future Exchange Act filings prior to effectiveness of the registration statement. Please revise accordingly or ensure that you incorporate by reference each specific filing prior to requesting acceleration of effectiveness. See Compliance & Disclosure Interpretation (Securities Act Forms) Question 123.05 for guidance.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page iii of the Amended Form S-3.

October 25, 2024 Page 2
Selling Stockholders, page 48
2.Please identify the natural persons with direct or indirect voting or investment power over the shares being registered for resale by Security Benefit Life Insurance Company. See Compliance & Disclosure Interpretation (Regulation S-K) Question 140.02 for guidance.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 49 of the Amended Form S-3.
Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Julian T.H. Kleindorfer
Julian T.H. Kleindorfer
of
Latham & Watkins LLP

cc:	William J. McMorrow, Kennedy-Wilson Holdings, Inc.
Justin Enbody, Kennedy-Wilson Holdings, Inc.
In Ku Lee, Kennedy-Wilson Holdings, Inc.